UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Security Capital U.S. Realty
   86 Jermyn Street
   London SW1Y 6JD, United Kingdom
2. Issuer Name and Ticker or Trading Symbol
   Regency Realty Corporation/REG
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   6/97
5. If Amendment, Date of Original (Month/Year)
   6/96
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director (X) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person
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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.     |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect      |
                           | Transaction  |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership    |
                           |       |      |                                  |  Beneficially     |(D)or |                          |
                           |       |    | |                  | A/|           |  Owned at         |Indir |                          |
                           | Date  |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                          |
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
Common Stock               |6/26/97|P   | |7,499,400*        |A  |$17.625    |7,618,500*         |I     |   By Security Capital    |
                           |       |    | |                  |   |           |                   |      |     Holdings S.A.        |
                           |       |    | |                  |   |           |                   |      |    (a wholly owned       |
                           |       |    | |                  |   |           |                   |      |      subsidiary)         |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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
Right to Purchase*    |$17.625 |6/26/|C   | |7,499,400* |D  |varie|varie|Common Stock|7,499,4|n/a    |0*          |I  |By Security |
                      |        |97   |    | |           |   |s    |s    |            |00     |       |            |   |  Capital   |
                      |        |     |    | |           |   |     |     |            |       |       |            |   |  Holdings  |
                      |        |     |    | |           |   |     |     |            |       |       |            |   |  S.A. (a   |
                      |        |     |    | |           |   |     |     |            |       |       |            |   |   wholly   |
                      |        |     |    | |           |   |     |     |            |       |       |            |   |   owned    |
                      |        |     |    | |           |   |     |     |            |       |       |            |   | subsidiary)|
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Right to Purchase**   |$22.125 |2/10/|P   | |1,750,000* |A  |varie|varie|Common Stock|1,750,0|n/a**  |1,750,000** |I  |  see above |
                      |        |97   |    | |           |   |s    |s    |            |00     |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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Explanation of Responses:

* On June 26, 1997, Security Capital Holdings S.A. completed its purchases of an aggregate amount of 7,499,400 shares of Common Stock at a price of $17.625 per share, pursuant to the Stock Purchase Agreement, dated June 11, 1996, by and among Regency Realty Corporation, Security Capital U.S. Realty and Security Capital Holdings S.A. The Stock Purchase Agreement, the transactions contemplated thereby and matters related thereto are more fully described in a Schedule 13D filed on June 21, 1996 by Security Capital U.S. Realty and Security Capital Holdings S.A., as amended, and were also reported on a Form 3 filed on June 21, 1996. As previously reported, Security Capital U.S. Realty acquired 119,000 shares of Common Stock in stock market transactions prior to entering into the Stock Purchase Agreement.

**   Security Capital Holdings S.A. received the right to acquire up to an additional 1,750,000 shares of Common Stock pursuant to Amendment No. 1 to Stockholders Agreement, dated as of February 10, 1997, by and among Regency Realty Corporation, Security Capital U.S. Realty, and Security Capital Holdings S.A. Amendment No. 1 to Stockholders Agreement, the transactions contemplated thereby and matters related thereto are more fully described in a Form 10-K filed May 15, 1997 and a Form 8-K filed June 18, 1997 by Regency Realty Corporation and in Amendment No. 2 to the Schedule 13D filed by Security Capital U.S. Realty and Security Capital Holdings S.A.

SIGNATURE OF REPORTING PERSON
/s/ David A. Roth, Vice President
DATE
July 3, 1997